

March 30, 2022

Robert Bohorad
Chief Executive Officer
Yuenglings Ice Cream Corporation
One Glenlake Parkway #650
Atlanta, GA 30328

Re: Yuenglings Ice Cream Corp

Dear Mr. Bohorad:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed March 4, 2022

General

1.   We note your planned acquisitions of both Revolution Desserts LLC and a production facility. Please provide us with your analysis as to whether financial statements and pro forma information for each of the planned acquisitions are required pursuant to Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker, Staff Attorney at (202) 551-4985 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing